AMG Distributors, Inc.

(A wholly owned subsidiary of AMG Funds LLC)
Financial Statements and Supplemental Information
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43057

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMG Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

680 Washington Blvd., Suite 500
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Reid	203-642-7452	andrew.reid@amg.com
(Name)	(Area Code - Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

101 Seaport Blvd., Suite 500	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Andrew Reid_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of_____AMG Distributors, Inc._____, as of _____December 31_____, ____2021____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Subscribed and Sworn to before me, a Notary Public, in and for County of _New Haven_ and State of Connecticut, this _23rd_ day of _February_ ,20 _22_

Sarah a. Bennett

SARAH A. BENNETT - NOTARY PUBLIC
My Commission Expires May 31, 2022

_____
Notary Public

Signature: _____

Title: _____
FINANCIAL + OPERATIONS PRINCIPAL

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Index
December 31, 2021



Report of Independent Registered Public Accounting Firm

To the Shareholder of AMG Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of AMG Distributors, Inc. (the "Company") as of December 31, 2021 and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2021 (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of



1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 23, 2022

We have served as the Company's auditor since 2006.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Balance Sheet
December 31, 2021

Assets		
Cash & cash equivalents	$	4,104,443
Due from related parties (Note 6)		810,199
Prepaid expenses and other current assets		134,440
Total assets	$	5,049,082
Liabilities and Shareholder's Equity		
Liabilities		
Distribution fee payable		760,442
Due to related parties (Note 6)		689,200
Total liabilities		1,449,642
Shareholder's Equity		
Common stock (50,000 shares authorized, 1,000 shares issued		
and outstanding; par value $.01 per share in 2021)		10
Paid-in capital		1,129,990
Retained earnings		2,469,440
Total shareholder's equity		3,599,440
Total liabilities and shareholder's equity	$	5,049,082

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Operations
Year Ended December 31, 2021

Revenues (Note 2)		
12b-1 fee revenue	$	3,848,489
Service revenue (Note 6)		1,054,079
Commission reimbursement (Note 6)		604,703
Placement fees and other income (Note 6)		341,041
Total revenues		5,848,312
Expenses		
Distribution expenses (Note 6)		3,962,489
Allocable cost from parent (Note 6)		1,460,096
Commission expense (Note 6)		604,703
FINRA fees		160,562
Professional fees		123,832
Office, general and administrative		45,664
Total expenses		6,357,346
Loss from operations		(509,034)
Income tax benefit		118,698
Net loss	$	(390,336)

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2021

	Common Stock		Paid-in Capital		Retained Earnings		Total	
Balance, December 31, 2020	$	10	$	1,129,990	$	2,859,776	$	3,989,776
Net loss		—		—		(390,336)	$	(390,336)
Balance, December 31, 2021	$	10	$	1,129,990	$	2,469,440	$	3,599,440

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Cash Flows
Year Ended December 31, 2021

Cash flows provided by (used in) operating activities		
Net loss	$	(390,336)
Adjustments to reconcile net income to net cash provided		
by operating activities		
Increase in due from related parties		(109,420)
Increase in prepaid expenses and other current assets		(21,920)
Increase in distribution fee payable		413,764
Increase in due to related parties		612,992
Net cash provided by operating activities		505,080
Net increase in cash and cash equivalents		505,080
Cash and cash equivalents		
Beginning of year		3,599,363
End of year	$	4,104,443
Supplemental disclosure of cash flow information:		
Income taxes paid	$	75,602

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Notes to Financial Statements
December 31, 2021

1. **Organization and Nature of Business**

    AMG Distributors, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and is incorporated under the Laws of Delaware. The Company's principal business activities are to act as a distributor of AMG Funds LLC's ("LLC") family of funds (the "Funds") known as AMG Funds. In addition, the Company serves as distributor and/or intermediary placement agent for certain affiliated sub-advisors (the "Affiliates") for the offering of securities issued by the funds through financial intermediaries, such as registered investment advisers, broker-dealers and other intermediaries engaged by the Company to facilitate the launch and/or offering of the funds. See Note 6 – Related Party Transactions for further information pertaining to these agreements.

    The Company is a wholly owned subsidiary of LLC, whose ultimate parent company is Affiliated Managers Group, Inc. ("AMG"), an asset management holding company whose stock is listed on the New York Stock Exchange.

2. **Summary of Significant Accounting Policies**

    The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates or assumptions.

    Revenue Recognition

    The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

    12b-1 Fee Revenue and Distribution Expenses. The Company has entered into arrangements to provide distribution related services to certain mutual funds. Fee rates are generally between 0.25 - 1.00% (the maximum allowed) of a fund's average net assets for certain share classes. The Company believes that its performance obligation is the sale of securities to investors, which is performed each day in substantially the same manner and is therefore considered a single performance obligation. These services are performed and consumed simultaneously and, therefore, the Company recognizes revenue ratably over time.

    Directly related to the 12b-1 revenue are the distribution and servicing expenses which include payments to intermediaries for the marketing and selling of fund shares, advertising, printing and mailing of prospectuses to new investors, and printing and mailing of sales literature. Since the Company acts as a principal in these intermediary arrangements, both the 12b-1 revenue and distribution expenses are reflected gross in the Statement of Operations.

Service Revenue. Service Revenue consists of revenue earned pursuant to a Services Agreement with LLC. The Company's performance obligation is to provide services as distributor and placement agent under various contracts it has entered into. The services represent a single performance obligation and the revenue is recognized ratably over time as the services are provided. Service revenue is presented gross of expenses incurred to fulfill the contract since the Company acts as a principal in this arrangement.

Placement Fees. Placement fees consist of revenue earned pursuant to arrangements where the Company acts as distributor or placement agent for funds offered by Affiliates. The Company's performance obligation for these arrangements is generally to provide distribution related services (sales and servicing) which are performed over time and the revenue is recognized as the services are completed. In instances where multiple performance obligations are identified, management uses judgment to allocate the transaction price accordingly. Placement fees are presented gross of expenses incurred to fulfill the contracts since the Company acts as a principal in these arrangements.

Other Revenue. Other revenue consists of reimbursements from certain affiliates for the costs incurred by the Company for FINRA licensing and registration of employees of the affiliates who are registered representatives of the Company. The Company also earns commissions on sales of a mutual fund under a contract with an Affiliate. The Company recognizes revenue at the time of sales since its performance obligation is complete and the amount of revenue is fixed on that date. Other revenue is presented gross of expenses incurred to fulfill the contracts since the Company acts as a principal in these arrangements.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less, including money market mutual funds, to be cash equivalents. Cash and Cash Equivalents are stated at cost, which approximates fair market value and are classified as Level 1 financial assets. Money market mutual funds with a floating net asset value would not meet the definition of a cash equivalent if the fund has enacted liquidity fees or redemption gates.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of prepaid FINRA fees, prepaid state registration fees, and receivables from third-parties.

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions, which may exceed the federally insured limit of $250,000 per institution. The Company also maintains investments in money market instruments, which are not federally insured.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Notes to Financial Statements
December 31, 2021

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3. **Income Taxes**

The Company is a member of AMG's consolidated group for U.S. federal income tax purposes and is included in certain combined state income tax filings of AMG. For financial accounting purposes, the Company recognizes taxes based on its allocated share of taxes from AMG, as well as those taxes it incurs for any stand-alone filings. Federal and state income taxes as well as benefits for net operating losses are allocated based on a tax sharing policy between the Company and other members of AMG's consolidated group. Under this policy, members of AMG's consolidated group that contribute net operating losses are compensated by the remaining members of the consolidated group in an amount equal to the tax savings generated from the utilization of their respective tax losses to offset taxable income of other members. At December 31, 2021, the Company has a tax benefit for federal and state taxes in the amount of $123,234 which is included in Due to related parties. In addition, federal estimated tax payments benefiting the consolidated group are reimbursable under the tax sharing policy.

The following table presents our provision for income taxes:

		2021
Current		
Federal	$	(103,760)
State		(14,938)
Total current		(118,698)
Deferred		
Federal		—
State		—
Total deferred		—
Provision for income taxes	$	(118,698)

The following table reconciles the U.S. federal statutory rate to the Company's effective tax rate:

	2021
Tax at U.S. federal income tax rate	21.0 %
State income taxes, net of federal benefit	2.3
Effective Tax Rate	23.3 %

The Company recognizes and measures its tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company did not have any unrecognized tax benefits in the accompanying financial statements. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. As of December 31, 2021, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2018 forward (with limited exceptions).

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Notes to Financial Statements
December 31, 2021

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4. Commitments and Contingencies

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in a liability.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the rules of the Securities and Exchange Commission ("SEC"), FINRA and SIPC. In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $2,593,269 which was $2,496,626 above the minimum net capital required of $96,643. The Company's ratio of aggregate indebtedness to net capital was 0.559 to 1 as of December 31, 2021. The Company had no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e).

6. Related Party Transactions

The Company provides distribution services for mutual fund shares in five Trusts: AMG Funds, AMG Funds I, AMG Funds II, AMG Funds III and AMG Funds IV. Gross revenues from these services totaled $3,848,489 in 2021, of which $610,858 was included in Due from related parties in the Balance Sheet at December 31, 2021.

Pursuant to an Amended and Restated Services Agreement between the Company and LLC, LLC pays the Company a fee equal to 105% of certain service costs as defined in the agreement. The service revenue from LLC totaled $1,054,079 in 2021, of which $227,604 was included in Due from related parties from the allocated expenses described above.

The Company has entered into an Intermediary Placement Agent Agreement, as amended, with an Affiliate to serve as the placement agent for the private placement of securities issued by certain of the Funds through financial intermediaries, such as registered investment advisers, broker-dealers and other intermediaries identified by the Company to facilitate the launch and/or offering of certain of the Funds. During 2021, the Company received revenues of $14,622 under this arrangement.

The Company has entered into an agreement with an Affiliate to facilitate the offer and sale of securities of the Affiliate's mutual funds as each Fund's distributor, sales agent, placement agent, and/or distribution coordinator. Revenues from these services totaled $225,000 in 2021, of which $50,000 was included in Due from related parties at December 31, 2021.

The Company has entered into an Amended and Restated Services Agreement with an Affiliate to provide sales, marketing, legal and compliance support related to the distribution of certain products offered by the Affiliate. Revenues from these services totaled $65,000 in 2021, of which $48,750 was included in Due from related parties at December 31, 2021.

The Company has entered into an amended agreement with an Affiliate to act as distributor for a fund managed by the Affiliate. Under the agreement, The Company earns commissions on sales of fund shares. During 2021, the Company earned $604,703 of revenue under this arrangement. Also during 2018, the Company entered into a sub-distribution agreement with another Affiliate, whereby the affiliated entity provides certain distribution services and is entitled to commissions on sales it generates. During 2021, the Company paid commissions of $443,868 under this arrangement. $269,071 was included in Due from related parties at December 31, 2021. Also

under this amended agreement, The Company has agreed to reimburse an Affiliate for certain shareholder and distribution related expenses to the extent that the 12b-1 revenue from applicable funds exceeds amounts paid to financial intermediaries. Expenses related to these agreements totaled $792,067 in 2021 and are included in the Statement of Operations as Distribution expenses. $523,035 was included in Due to related parties at December 31, 2021.

The Company has charged certain affiliates for the costs associated with FINRA licensing and registration associated with employees of the affiliates who are registered representatives of the Company. These reimbursements amounted to $36,094 and are reflected in Other revenue in the Statement of Operations in 2021, and there is $37,024 included in Due from related parties at December 31, 2021.

LLC assumes some of the Company's direct and indirect overhead expenses such as compensation, occupancy, telephone, administrative and personnel costs. The officers of the Company serve as officers to related companies, including LLC. LLC pays these costs and allocates a representative portion to the Company. The allocated costs from LLC totaled $1,460,096 in 2021, of which $706,596 is included in Due to related parties.

LLC has paid commission expenses on behalf of the Company. During 2021, the Company paid commissions of $160,835 under this arrangement.

AMG assumes some of the Company's direct expenses such as professional fees offset by income taxes receivable. At December 31, 2021, the Company was due from AMG $112,317 for such expenses. This amount was included in Due from related parties at December 31, 2021.

The Company has agreed to reimburse LLC for certain shareholder servicing and distribution related expenses to the extent that the 12b-1 revenue from applicable funds exceeds amounts paid to financial intermediaries. Expenses related to these agreements totaled $74,290 in 2021 and are included in the Statement of Operations as Distribution expenses. As of December 31, 2021, the Company owed LLC $4,997 which is included in Due to related parties.

7. **Risks and Uncertainties**

The outbreak of COVID-19 has created significant disruption in economic activity. The impact of the COVID-19 outbreak on our business is currently uncertain, and could result in changes to the business in ways that cannot be predicted but could vary from recent trends. If financial markets were to worsen as a result of COVID-19 or other factors, our business could be adversely impacted.

8. **Subsequent Events**

The Company has determined that no material events or transactions occurred subsequent to December 31, 2021 and through February 23, 2022, the date of the financial statement issuance which require additional disclosure in the financial statements.

Supplemental Information

AMG Distributors, Inc.

Schedule I

(A wholly owned subsidiary of AMG Funds LLC)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2021

Computation of net capital

Total shareholder's equity	$	3,599,440
Deduct non-allowable assets for net capital		(944,639)
Net capital before haircuts on securities positions		2,654,801
Haircuts on securities positions		(61,532)
Net capital	$	2,593,269
Computation of aggregate indebtedness		
Total liabilities from Balance Sheet	$	1,449,642
Total aggregate indebtedness	$	1,449,642
Ratio of aggregate indebtedness to net capital		0.559 to 1
Computation of basic net capital requirement		
Net capital requirement (6 2/3% of aggregate indebtedness)	$	96,643
Net capital in excess of requirement		2,496,626

There are no differences between the computations of basic capital under Rule 15c3-1 of the Securities and Exchange Commission above and as contained in the unaudited FOCUS Report dated February 23, 2022.

AMG Distributors, Inc.

Schedule II

(A wholly owned subsidiary of AMG Funds LLC)

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company had no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e).